UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
Have Your Cake Kitchen, LLC

Legal status of issuer

   Form
   Limited Liability Company

   Jurisdiction of Incorporation/Organization
   New York

   Date of organization
   November 21, 2014

Physical address of issuer
291 Union Street, #PHB, Brooklyn NY 11231

Website of issuer
https://www.rulebreakersnacks.com/

Current number of employees
4

Filer EDGAR CIK

0001845905

Filer EDGAR CCC
kyna*9os

Filer EDGAR Password
jox4$uqmznha

Filer EDGAR PMAC
xdiaw5@t

Submission Contact Person Information

> ***Name***
> Nancy Kalish
>
> ***Phone Number***
> (347) 693-0674
>
> ***Email Address***
> nancy@rulebreakersnacks.com
>
> ***Notification Email Address***
> nancy@rulebreakersnacks.com

Signatories

> ***Name***
> Nancy Kalish
>
> ***Signature***
>
> ***Title***
> CEO
>
> ***Email***
> nancy@rulebreakersnacks.com
>
> ***Date***
> April 1, 2024